09011938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 26 2009

Washington, DC
100

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	**or**	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2008			**For the transition period from __________ to __________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 77056

Marathon Oil Company
Thrift Plan

Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Marathon Oil Company
Thrift Plan
Index
December 31, 2008 and 2007

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2009

Marathon Oil Company
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2008

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 122,092,774	$ 36,849,173	$ -	$ 158,941,947
Shares of registered investment companies	-	-	778,243,490	-	778,243,490
Employer securities					
Common stock	216,280,002	-	-	-	216,280,002
Loans to participants	-	-	-	34,580,167	34,580,167
*Underlying investment value of SICs (Note 4)	-	798,220,526	-	-	798,220,526
Net assets at fair value	216,280,002	920,313,300	815,092,663	34,580,167	1,986,266,132
SICs-adjustment from fair value to contract value for fully benefit responsive investment contracts	-	940,954	-	-	940,954
Net assets available for benefits	$ 216,280,002	$ 921,254,254	$ 815,092,663	$ 34,580,167	$1,987,207,086

* Synthetic investment contracts ("SICs")

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2007

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Assets					
Investments, at fair value (Note 3)					
Interest-bearing cash (including money market fund)	$ -	$ 48,703,036	$ 41,675,096	$ -	$ 90,378,132
Shares of registered investment companies	-	-	1,352,773,374	-	1,352,773,374
Employer securities					
Common stock	275,164,291	-	-	-	275,164,291
Loans to participants	-	-	-	35,491,124	35,491,124
Underlying investment value of SICs (Note 4)	-	916,265,565	-	-	916,265,565
Net assets at fair value	275,164,291	964,968,601	1,394,448,470	35,491,124	2,670,072,486
SICs-adjustment from fair value to contract value for fully benefit responsive investment contracts	-	(6,001,810)	-	-	(6,001,810)
Net assets available for benefits	$ 275,164,291	$ 958,966,791	$ 1,394,448,470	$ 35,491,124	$2,664,070,676

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

	Stocks	Cash with Interest	Mutual Funds	Loans	Total
Additions:					
Investment income:					
Interest	$ -	$ 42,278,597	$ 945,388	$ -	$ 43,223,985
Dividends	5,809,897	-	38,307,194	-	44,117,091
Net depreciation in fair value of investments	(178,441,676)	-	(559,746,718)	-	(738,188,394)
	(172,631,779)	42,278,597	(520,494,136)	-	(650,847,318)
Contributions:					
Participants	7,142,345	28,558,825	55,219,638	-	90,920,808
Employer	4,749,109	16,957,124	33,116,776	-	54,823,009
Rollovers and direct plan tranfers	145,224	33,513,866	6,178,890	-	39,837,980
	12,036,678	79,029,815	94,515,304	-	185,581,797
Loan repayment (including interest)	1,676,107	8,570,386	8,413,363	(16,224,760)	2,435,096
Total additions	(158,918,994)	129,878,798	(417,565,469)	(16,224,760)	(462,830,425)
Deductions:					
Benefits paid to participants or beneficiaries	11,293,492	129,490,561	71,261,633	1,987,479	214,033,165
Loans made	2,247,801	6,647,908	8,405,573	(17,301,282)	-
Total deductions	13,541,293	136,138,469	79,667,206	(15,313,803)	214,033,165
Net decrease prior to interfund transfers	(172,460,287)	(6,259,671)	(497,232,675)	(910,957)	(676,863,590)
Net transfers from (to) other investment options	113,575,998	(31,452,866)	(82,123,132)	-	-
Net decrease	(58,884,289)	(37,712,537)	(579,355,807)	(910,957)	(676,863,590)
Net assets available for benefits:					
Beginning of year	275,164,291	958,966,791	1,394,448,470	35,491,124	2,664,070,676
End of year	$ 216,280,002	$ 921,254,254	$ 815,092,663	$ 34,580,167	$1,987,207,086

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift savings plan. In order to participate in the Plan an employee must be a regular full-time or regular part-time employee who is also a participant of either the Retirement Plan of Marathon Oil Company ("the Company") or the Marathon Petroleum Company LLC ("MPC") Retirement Plan. In addition, in order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and pre-tax payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $230,000 for 2008, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

To the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant's after-tax or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant's gross pay during 2008 and 2007.

Valuation of Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the MPC Retirement Plan as then in effect; at death; after three years of service with the Company or a participating employer; or upon attainment of age 65.

Forfeitures
Nonvested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $52,562 for the year ended December 31, 2008, were used to reduce employer matching contributions made to the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct investment of his or her account balance in any of the funds provided by the Plan.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that range from 4.00 percent to 8.25 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

2. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its Cash with Interest Fund (the "Fund") (Note 4). Under investments on the statement of net assets available for benefits the Fund is stated at fair value and because it is fully benefit responsive it is therefore adjusted to its contract value separately. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Marathon Oil Corporation shares are valued at the quoted market price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity", the "Trustee").

The Fund is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2008 in connection with the Fund was $1,080,132.

Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2008:

Interest-Bearing Cash-Fidelity Institutional Cash Portfolios	$ 122,092,774
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	199,784,291
Rabobank Nederland MTH040701*	199,784,827
Natixis Financial Products Wrapper Contract 1203-03*	199,784,857
State Street Bank & Trust Company Boston 107029*	199,807,505
Marathon Oil Corporation Common Stock	216,280,002

* SICs are investments included in the Fund comprised of underlying assets and wrapper contracts (used as liquidity guarantees).

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2007:

State Street Bank & Trust Company Boston 107029*	$227,565,811
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	227,565,811
Natixis Financial Products Wrapper Contract 1203-03*	227,565,811
Rabobank Nederland MTH040701*	227,566,322
Marathon Oil Corporation Common Stock	275,164,291

* SICs are investments included in the Fund comprised of underlying assets and wrapper contracts (used as liquidity guarantees).

4. Cash with Interest Fund

The Fund investment option provides investments with guaranteed interest rates, while allowing for diversification. The Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund comprised approximately 46 percent and 36 percent of total Plan investments at December 31, 2008 and 2007, respectively.At December 31, 2008 and 2007 the Plan held SICs of $799,161,480 and $910,263,755, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $122,092,774 and $48,703,036 held by the Fund at December 31, 2008 and 2007 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Fund at December 31, 2008 and 2007 were $798,220,526 and $916,265,565 respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Fund at December 31, 2008 and 2007:

December 31, 2008	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
State Street Bank&Trust Boston Wrapper Contract 107029	$ 199,555,132	$ 252,373	AA
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	199,555,132	229,159	AA-
Rabobank Nederland Wrapper Contract MTH040701	199,555,131	229,696	AAA
Natixis Financial Products Wrapper Contract 1203-03	199,555,131	229,726	A+
	$ 798,220,526	$ 940,954	
December 31, 2007			
State Street Bank&Trust Boston Wrapper Contract 107029	$ 229,066,391	$ (1,500,580)	AA
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	229,066,392	(1,500,581)	AA
Rabobank Nederland Wrapper Contract MTH040701	229,066,391	(1,500,069)	AAA
Natixis Financial Products Wrapper Contract 1203-03	229,066,391	(1,500,580)	AA
	$ 916,265,565	$ (6,001,810)	

* Standard and Poors

The Fund portfolio's average yield for 2008 and 2007 was 4.52 percent and 4.61 percent, respectively. The portfolio's crediting rate at December 31, 2008 and 2007 was 3.72 percent and 4.63 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

A wrap issuer may terminate a wrap contract at any time. A wrap issuer may also terminate a wrap contract if FMTC investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401 (a) or Section 401 (k) of the IRC). However, the plan administrator believes the occurrence of these types of events is not probable.

5. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This statement defines fair value, establishes a hierarchy framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) The Plan sponsor adopted SFAS No. 157 effective January 1, 2008. Adoption of this statement did not have a material effect on these financial statements or the valuation methodologies applied to fair value Plan assets. The three levels of the fair value hierarchy under the statement are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

We use a market or cost approach for fair value measurements and endeavor to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. Financial assets are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets within the levels of fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Interest-bearing cash (including money market fund)	$ 158,941,947	$ -	$ -	$ 158,941,947
Shares of registered investment companies*	776,676,327	1,567,163	-	778,243,490
Common stock	216,280,002	-	-	216,280,002
Underlying investment value of SICs	798,220,526	-	-	798,220,526
Wrapper contracts related to SICs	-	-	940,954	940,954
Participant loans	-	-	34,580,167	34,580,167
Total assets at fair value	$1,950,118,802	$1,567,163	$35,521,121	$ 1,987,207,086

*Fidelity US Equity Index Fund part of a common/collective trust

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008.

	Level 3 Assets	
	Year Ended December 31, 2008	
	Synthetic Investment Contracts	Participant Loans
Balance, beginning of year	$ (6,001,810)	$ 35,491,124
Purchases, sales, issuances and settlements (net)	6,942,764	(910,957)
Balance, end of year	$ 940,954	$ 34,580,167

6. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2008, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9. Subsequent Events

Effective January 2, 2009, the Fund was renamed to the Marathon Stable Value Fund. In addition, several changes were made to the Plan's various investment options (expected to be available to participants in the second half of 2009 unless otherwise noted):

- Core Fund Revisions (effective January 2, 2009)
- Pre-Mixed (Lifecycle) Fund Revisions
- BrokerageLink (a self directed account similar to a brokerage account which provides an opportunity to select from numerous of Fidelity and non-Fidelity mutual funds)

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 7,783,301 shares	$ 245,342,158	$ 216,280,002
	Investment Trust Shares			
*	Fidelity Fund K	Investment Company - 33,739 shares	1,010,278	767,908
*	Fidelity Puritan Fund K	Investment Company - 104,949 shares	1,728,124	1,369,578
*	Fidelity Trend Fund	Investment Company - 997 shares	54,417	38,988
*	Fidelity Select Computers	Investment Company - 4,393 shares	166,635	109,334
*	Fidelity Select Electronics	Investment Company - 7,272 shares	279,561	164,718
*	Fidelity Select Consumer Staples	Investment Company - 50,727 shares	2,900,673	2,586,549
*	Fidelity Value Strategies K	Investment Company - 8,922 shares	209,278	123,479
*	Fidelity Ginnie Mae Fund	Investment Company - 127,211 shares	1,391,579	1,418,399
*	Fidelity Magellan Fund K	Investment Company - 697,641 shares	48,518,927	31,965,891
*	Fidelity Contrafund K	Investment Company - 1,504,221 shares	91,433,479	68,035,909
*	Fidelity Equity-Income Fund K	Investment Company - 134,242 shares	5,873,720	4,142,721
*	Fidelity Growth Company Fund K	Investment Company - 946,519 shares	65,917,393	46,303,726
*	Fidelity Investment Grade Bond Fund	Investment Company - 439,090 shares	3,122,509	2,788,218
*	Fidelity Growth & Income Fund K	Investment Company - 1,316,959 shares	27,364,281	17,331,187
*	Fidelity Select Software & Computer Services	Investment Company - 11,724 shares	732,355	551,042
*	Fidelity Intermediate Bond Fund	Investment Company - 723,602 shares	7,312,363	6,577,540
*	Fidelity Select Air Transportation	Investment Company - 5,143 shares	184,945	133,968
*	Fidelity Capital & Income Fund	Investment Company - 607,980 shares	5,128,144	3,319,571
*	Fidelity Value Fund K	Investment Company - 284,104 shares	18,364,782	11,332,926
*	Fidelity Mortgage Securities	Investment Company - 8,864 shares	95,564	89,259
*	Fidelity Select Gold	Investment Company - 191,076 shares	6,487,270	6,034,174
*	Fidelity Select Biotechnology	Investment Company - 22,441 shares	1,407,451	1,326,472
*	Fidelity Select Energy Service	Investment Company - 94,464 shares	7,423,286	3,393,147
*	Fidelity Select Insurance	Investment Company - 7,854 shares	446,541	257,213
*	Fidelity Select Retailing	Investment Company - 1,944 shares	89,600	55,620

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Government Income Fund	Investment Company - 1,537,734 shares	$ 15,820,235	$ 16,838,191
*	Fidelity Cash Reserves	Investment Company - 5,360,012 shares	5,360,012	5,360,012
*	Fidelity Select Energy	Investment Company - 229,845 shares	11,487,381	6,913,725
*	Fidelity Select Leisure	Investment Company - 7,295 shares	541,129	392,956
*	Fidelity Select Healthcare	Investment Company - 23,063 shares	2,632,505	1,867,905
*	Fidelity Select Technology	Investment Company - 20,159 shares	1,321,960	799,510
*	Fidelity Select Utilities Growth	Investment Company - 15,538 shares	899,093	625,561
*	Fidelity Select Financial Services	Investment Company - 22,591 shares	1,727,242	1,054,315
*	Fidelity Select Defense & Aerospace	Investment Company - 85,811 shares	6,346,167	4,225,339
*	Fidelity Select Brokerage	Investment Company - 19,015 shares	1,185,001	603,523
*	Fidelity Select Chemical	Investment Company - 26,939 shares	2,034,593	1,244,856
*	Fidelity Independence Fund K	Investment Company - 223,230 shares	5,041,637	3,183,266
*	Fidelity OTC Portfolio K	Investment Company - 18,493 shares	739,724	521,691
*	Fidelity Overseas Fund K	Investment Company - 34,310 shares	1,179,989	859,464
*	Fidelity Select Telecommunications	Investment Company - 8,946 shares	373,832	238,502
*	Fidelity Select Home Finance	Investment Company - 17,069 shares	456,225	192,712
*	Fidelity Leveraged Company Stock Fund K	Investment Company - 681,776 shares	18,053,962	9,838,034
*	Fidelity Europe	Investment Company - 28,420 shares	1,046,324	647,404
*	Fidelity Pacific Basin Fund	Investment Company - 43,512 shares	1,207,442	577,841
*	Fidelity Real Estate Investment	Investment Company - 219,750 shares	6,151,964	3,430,305
*	Fidelity Balanced Fund K	Investment Company - 1,964,169 shares	32,845,810	25,769,893
*	Fidelity International Discovery Fund K	Investment Company - 418,616 shares	13,302,149	9,866,785
*	Fidelity Capital Appreciation Fund K	Investment Company - 181,479 shares	4,019,603	2,851,028
*	Fidelity Convertible Securities Fund	Investment Company - 93,039 shares	2,304,968	1,302,546
*	Fidelity Canada	Investment Company - 399,138 shares	19,324,834	13,993,771
*	Fidelity Telecommunications & Utilities	Investment Company - 55,808 shares	903,758	729,414
*	Fidelity Blue Chip Growth Fund K	Investment Company - 582,027 shares	21,699,460	15,307,306

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Asset Manager 50%	Investment Company - 413,061 shares	$ 6,598,873	$ 4,477,586
*	Fidelity Disciplined Equity Fund K	Investment Company - 49,719 shares	1,171,742	865,112
*	Fidelity Low-Price Stock Fund K	Investment Company - 1,979,279 shares	62,441,739	45,741,133
*	Fidelity Worldwide Fund	Investment Company - 73,164 shares	1,357,261	921,129
*	Fidelity Equity Income II Fund K	Investment Company - 1,009,146 shares	18,926,177	13,441,827
*	Fidelity Stock Selector K	Investment Company - 20,245 shares	461,174	343,560
*	Fidelity Asset Manager 70%	Investment Company - 427,941 shares	6,722,189	4,596,086
*	Fidelity Emerging Markets Fund K	Investment Company - 466,227 shares	9,943,542	6,042,303
*	Fidelity Aggressive Growth Fund K	Investment Company - 75,306 shares	1,238,479	875,806
*	Fidelity Diversified International Fund K	Investment Company - 872,670 shares	26,951,117	18,753,688
*	Fidelity Asset Manager 20%	Investment Company - 318,626 shares	3,873,697	3,288,225
*	Fidelity Dividend Growth Fund K	Investment Company - 130,213 shares	3,078,522	2,054,760
*	Fidelity New Markets Income Fund	Investment Company - 269,766 shares	3,794,906	3,032,171
*	Fidelity Export & Multinational Fund K	Investment Company - 206,709 shares	4,360,413	2,976,606
*	Fidelity Focused Stock Fund	Investment Company - 19,878 shares	231,198	175,520
*	Fidelity Global Balanced Fund	Investment Company - 58,541 shares	1,241,809	975,290
*	Fidelity International Capital Appreciation	Investment Company - 46,436 shares	702,100	345,018
*	Fidelity Small Cap Independence	Investment Company - 73,012 shares	1,422,798	768,816
*	Fidelity Mid Cap Stock Fund K	Investment Company - 325,439 shares	7,691,862	5,070,345
*	Fidelity Large Cap Stock Fund	Investment Company - 71,811 shares	1,182,490	719,548
*	Fidelity Growth Discovery K	Investment Company - 172,835 shares	2,202,615	1,486,384
*	Fidelity Small Cap Stock Fund	Investment Company - 253,277 shares	4,360,257	2,482,113
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 72,586 shares	1,822,981	992,249
*	Fidelity Nordic Fund	Investment Company - 64,416 shares	2,527,017	1,210,375
*	Fidelity Asset Manager 85%	Investment Company - 56,210 shares	610,162	477,781
*	Fidelity Latin America Fund	Investment Company - 385,438 shares	16,831,645	10,645,796
*	Fidelity Japan Fund	Investment Company - 52,655 shares	816,705	469,680

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Southeast Asia Fund	Investment Company - 247,644 shares	$ 7,902,793	$ 4,673,049
*	Fidelity China Region Fund	Investment Company - 246,649 shares	6,344,772	4,195,496
*	Fidelity Select IT Services	Investment Company - 969 shares	14,917	10,867
*	Fidelity Select Medical Equipment & Systems	Investment Company - 168,350 shares	3,791,370	3,106,049
*	Fidelity Four-In-One Index Fund	Investment Company - 37,721 shares	885,151	748,000
*	Fidelity Japan Smaller Companies Fund	Investment Company - 58,986 shares	716,316	422,930
*	Fidelity Mega Cap Stock	Investment Company - 98,524 shares	1,016,190	684,744
*	Fidelity Strategic Income Fund	Investment Company - 632,925 shares	6,591,670	5,519,110
*	Fidelity Freedom Income Fund	Investment Company - 91,010 shares	1,024,657	870,053
*	Fidelity Freedom 2000 Fund	Investment Company - 24,019 shares	277,737	241,388
*	Fidelity Freedom 2010 Fund	Investment Company - 524,883 shares	7,289,625	5,437,790
*	Fidelity Freedom 2020 Fund	Investment Company - 885,590 shares	12,697,918	8,900,177
*	Fidelity Freedom 2030 Fund	Investment Company - 333,993 shares	4,804,279	3,259,775
*	Fidelity Small Cap Retirement Fund	Investment Company - 40,013 shares	584,085	414,136
*	Fidelity Spartan Total Market Index Fund	Investment Company - 372,372 shares	12,775,749	9,335,361
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 116,741 shares	3,938,599	2,632,519
*	Fidelity Spartan International Index Fund	Investment Company - 142,602 shares	5,566,653	3,813,183
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 211,757 shares	2,244,616	2,318,743
*	Fidelity High Income Fund	Investment Company - 316,737 shares	2,594,216	1,913,090
*	Fidelity Fifty	Investment Company - 92,489 shares	1,884,681	1,020,150
*	Fidelity Select Automotive	Investment Company - 5,318 shares	180,522	75,624
*	Fidelity Select Multimedia	Investment Company - 3,202 shares	139,359	71,058
*	Fidelity Select Medical Delivery	Investment Company - 39,404 shares	1,939,054	1,138,368
*	Fidelity Select Paper & Forest Products	Investment Company - 2,222 shares	62,528	34,912
*	Fidelity Select Banking	Investment Company - 37,878 shares	875,929	559,081
*	Fidelity Select Industrial Materials	Investment Company - 23,329 shares	1,147,435	710,588
*	Fidelity Select Industrial Equipment	Investment Company - 13,334 shares	326,285	246,818
*	Fidelity Select Construction & Housing	Investment Company - 12,717 shares	499,855	303,550

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Transportation	Investment Company - 10,230 shares	$ 423,378	$ 329,703
*	Fidelity Select Natural Gas	Investment Company - 253,486 shares	10,246,054	5,112,821
*	Fidelity Select Natural Resources	Investment Company - 193,373 shares	6,193,798	3,641,217
*	Fidelity Select Industrials	Investment Company - 13,410 shares	263,357	176,207
*	Fidelity Select Environmental Services	Investment Company - 3,748 shares	62,493	50,191
*	Fidelity Select Consumer Industries	Investment Company - 156 shares	3,963	2,125
*	Fidelity Select Communications Equipment	Investment Company - 5,434 shares	88,925	62,602
*	Fidelity Select Pharmaceutical	Investment Company - 40,245 shares	408,490	354,562
*	Fidelity Retirement Money Market	Investment Company - 4,256,394 shares	4,256,394	4,256,394
*	Fidelity Retirement Govt. Money Market	Investment Company - 27,232,766 shares	27,232,766	27,232,766
*	Fidelity Spartan U.S. Equity Index Fund	Investment Company - 855,236 shares	35,300,258	27,282,043
*	Fidelity US Bond Index Fund	Investment Company - 426,903 shares	4,638,589	4,606,283
*	Fidelity Large Cap Value Fund	Investment Company - 206,147 shares	2,795,576	1,762,553
*	Fidelity Freedom 2040 Fund	Investment Company - 450,330 shares	3,762,110	2,517,343
*	Fidelity Mid Cap Value Fund	Investment Company - 140,634 shares	2,253,493	1,337,432
*	Fidelity Large Cap Growth Fund	Investment Company - 37,880 shares	414,672	249,249
*	Fidelity US Equity Index Fund	Investment Company - 52,048 shares	1,949,298	1,567,163
*	Fidelity Mid Cap Growth Fund	Investment Company - 25,011 shares	293,986	169,827
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 180,503 shares	1,985,045	1,895,285
*	Fidelity Floating Rate High Income	Investment Company - 74,110 shares	727,998	561,752
*	Fidelity Total Bond Fund	Investment Company - 72,220 shares	727,592	664,421
*	Fidelity Value Discovery Fund K	Investment Company - 148,223 shares	2,208,061	1,507,425
*	Fidelity Real Estate Income	Investment Company - 25,530 shares	275,988	168,751
*	Fidelity Select Networking & Infrastructure	Investment Company - 71,434 shares	169,964	87,864
*	Fidelity Select Wireless	Investment Company - 246,307 shares	1,591,823	1,056,655
*	Fidelity Blue Chip Value	Investment Company - 68,393 shares	954,478	540,302
*	Fidelity Nasdaq Composite Index	Investment Company - 18,063 shares	434,465	376,608

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Freedom 2005	Investment Company - 77,171 shares	$ 891,368	$ 647,461
*	Fidelity Freedom 2015 Fund	Investment Company - 513,117 shares	5,943,532	4,392,285
*	Fidelity Freedom 2025 Fund	Investment Company - 421,416 shares	5,072,224	3,468,257
*	Fidelity Freedom 2035 Fund	Investment Company - 158,584 shares	1,873,432	1,273,430
*	Fidelity Strategic Dividend & Income Fund	Investment Company - 60,314 shares	756,390	431,847
*	Fidelity Focused High Income	Investment Company - 14,383 shares	106,267	105,427
*	Fidelity International Real Estate Fund	Investment Company - 113,478 shares	1,635,101	752,361
*	Fidelity Small Cap Growth	Investment Company - 57,442 shares	816,073	499,175
*	Fidelity Small Cap Value Fund	Investment Company - 49,897 shares	651,316	465,039
*	Fidelity International Small Cap Opportunities	Investment Company - 56,714 shares	819,471	339,717
*	Fidelity Strategic Real Return	Investment Company - 83,111 shares	811,751	570,145
	Spartan Internediate Treasury Bond Index	Investment Company - 188,417 shares	2,026,866	2,174,328
	Spartan Long Term Treasury Bond Index	Investment Company - 73,616 shares	826,163	897,382
*	Fidelity International Value	Investment Company - 17,825 shares	195,655	106,235
*	Fidelity Freedom 2045 Fund	Investment Company - 101,369 shares	969,010	667,008
*	Fidelity Freedom 2050 Fund	Investment Company - 111,483 shares	1,079,373	720,182
	Janus Worldwide Fund	Investment Company - 37,289 shares	2,140,014	1,108,609
	PIMCO Total Return Institutional	Investment Company - 1,034,426 shares	10,819,608	10,489,083
	Morgan Stanley Global Value Equity	Investment Company - 9,868 shares	195,636	93,649
	Allianz CCM Capital	Investment Company - 19,962 shares	416,265	243,134
	Allianz CCM Mid Cap	Investment Company - 19,914 shares	557,790	314,635
	PIMCO Global Bond Unhedged	Investment Company - 92,639 shares	926,136	792,063
	DWS Global Opportunities - Class S	Investment Company - 13,997 shares	565,021	302,052
	PIMCO High Yield	Investment Company - 140,459 shares	1,328,549	939,672
	Neuberger Berman Partners Investors	Investment Company - 64,039 shares	1,980,592	986,199
	PIMCO Long-Term US Government Fund	Investment Company - 54,292 shares	602,515	647,160
	PIMCO Low Duration Fund	Investment Company - 54,880 shares	544,575	516,967

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Allianz NFJ Small-Cap Value	Investment Company - 70,278 shares	$ 2,038,563	$ 1,398,533
	Western Asset Core Bond	Investment Company - 13,499 shares	145,360	122,569
	American Adv Large Cap Value Fund	Investment Company - 276,413 shares	5,938,404	3,623,780
	Morgan Stanley International Equity	Investment Company - 12,571 shares	208,246	138,403
	Morgan Stanley U.S. Large Cap Growth	Investment Company - 14,927 shares	328,439	180,911
	Morgan Stanley Emerging Markets	Investment Company - 97,919 shares	2,850,804	1,350,304
	Baron Growth Fund	Investment Company - 303,179 shares	13,565,819	9,340,939
	Baron Asset Fund	Investment Company - 42,506 shares	2,224,385	1,514,502
	Calvert SIF Balanced A	Investment Company - 1,298 shares	38,095	26,399
	Calvert Capital Accumulation A	Investment Company - 279 shares	6,369	4,796
	FMA Small Company Portfolio	Investment Company - 33,801 shares	619,235	446,847
	FPA Crescent Portfolio	Investment Company - 494,637 shares	12,247,702	9,689,934
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 102,133 shares	1,912,869	1,061,162
	Ariel Fund	Investment Company - 78,617 shares	3,639,127	1,855,368
	Ariel Appreciation Fund	Investment Company - 102,229 shares	4,102,777	2,226,546
	Neuberger Berman Core Bond Fund	Investment Company - 11,914 shares	118,053	106,866
	Alger MidCap Growth Institutional	Investment Company - 20,522 shares	307,841	161,712
	Janus Fund	Investment Company - 380,761 shares	12,474,242	7,318,223
	Janus Twenty Fund	Investment Company - 52,940 shares	3,034,140	2,275,901
	Morgan Stanley Core Plus Fixed Income	Investment Company - 22,445 shares	248,115	196,173
	Mutual Shares	Investment Company - 153,156 shares	4,046,755	2,346,350
	Morgan Stanley Value	Investment Company - 656 shares	10,646	6,490
	Morgan Stanley Mid Cap Growth	Investment Company - 19,458 shares	599,476	342,263
	Oakmark Select I	Investment Company - 11,172 shares	299,228	178,527
	Oakmark Fund I	Investment Company - 8,937 shares	355,032	230,115
	Legg Mason Value Trust	Investment Company - 5,452 shares	424,720	164,040
	Wells Fargo Advantage Opportunity Investor	Investment Company - 4,229 shares	155,051	92,156

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Templeton World Fund A	Investment Company - 135,052 shares	$ 2,378,247	$ 1,449,110
	USAA Cornerstone Strategy Fund	Investment Company - 16,503 shares	348,007	258,101
	USAA Income Fund	Investment Company - 102,444 shares	1,230,436	1,112,542
	Templeton Growth Advisor	Investment Company - 101,722 shares	2,573,398	1,326,451
	Credit Suisse Capital Appr. Fund Common	Investment Company - 5,073 shares	84,120	59,961
	Credit Suisse Mid Cap Growth Fund	Investment Company - 1,122 shares	34,529	25,881
	RS Emerging Growth Fund	Investment Company - 4,132 shares	124,307	91,317
	Artisan International Fund	Investment Company - 94,657 shares	2,632,635	1,416,071
	Loomis Growth	Investment Company - 14,405 shares	96,965	56,037
	AllianceBernstein Small/Mid Cap Value	Investment Company - 2,434 shares	34,398	23,951
	DWS-Dreman High Return Equity	Investment Company - 1,930 shares	90,901	46,746
	Royce Value Plus	Investment Company - 197,928 shares	2,929,719	1,577,488
	Wells Fargo Advantage MidCap Disciplined	Investment Company - 5,738 shares	128,087	77,753
	Royce Opportunity	Investment Company - 24,509 shares	308,823	137,250
	AIM Diversified Dividend	Investment Company - 753,178 shares	10,492,582	6,748,478
	American Beacon Balanced	Investment Company - 55,123 shares	842,210	563,360
	Legg Mason Partners Large Cap Growth	Investment Company - 9,037 shares	207,969	148,484
	American Century Vista	Investment Company - 22,800 shares	453,997	258,556
	Van Kampen Equity Income	Investment Company - 82,298 shares	764,920	530,825
	Van Kampen Growth Income	Investment Company - 5,698 shares	122,834	80,573
	Neuberger Berman Guardian	Investment Company - 8,224 shares	147,414	79,033
	PIMCO Real Return	Investment Company - 272,624 shares	2,950,156	2,576,295
	AIM Global Aggressive Growth Fund A	Investment Company - 43,466 shares	926,804	472,043
	Managers Bond Fund	Investment Company - 158,803 shares	3,803,492	3,120,487
	Managers Capital Appreciation Fund	Investment Company - 343 shares	9,393	6,676
	RS Smaller Company Growth Fund	Investment Company - 7,339 shares	150,326	76,985
	Credit Suisse Large Cap Value A	Investment Company - 15,600 shares	260,583	148,047

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Morgan Stanley Large Cap Relative Value	Investment Company - 27,071 shares	$ 311,225	$ 212,507
	Artisan Mid Vap Investor	Investment Company - 16,667 shares	316,218	198,457
	The Oatmark Equity & Income Fund	Investment Company - 308,726 shares	8,110,374	6,656,141
	Franklin Small Mid Cap Growth	Investment Company - 14,815 shares	588,309	308,007
	Wells Fargo Advantage Small Cap Value	Investment Company - 137,456 shares	4,139,060	2,494,832
	American Beacon International Equity	Investment Company - 1,038 shares	23,869	13,047
	TCW Select Equities	Investment Company - 6,264 shares	112,583	64,770
	Templeton Global Bond	Investment Company - 683,703 shares	7,815,648	7,636,959
	American Century Ultra	Investment Company - 423 shares	9,449	6,243
	DWS International	Investment Company - 4,062 shares	259,314	140,185
	Vanguard Windsor Admiral	Investment Company - 1,043,319 shares	56,417,070	31,748,187
	Neuberger Berman Genesis	Investment Company - 335,922 shares	15,839,114	10,023,916
	AIM Constellation	Investment Company - 4,817 shares	143,683	89,491
	Baron Small Cap Fund	Investment Company - 17,085 shares	364,646	243,292
	Morgan Stanley Small Company Growth	Investment Company - 13,710 shares	165,787	104,605
	Artisan Mid Cap Value Fund	Investment Company - 43,552 shares	846,835	564,429
	Mutual Discovery	Investment Company - 194,169 shares	6,147,400	4,376,567
	Templeton Foreign Smaller Companies	Investment Company - 48,946 shares	922,527	378,839
	Neuberger Berman High Income Bond	Investment Company - 3,277 shares	20,942	21,135
	Wells Fargo Small Company Value Fund	Investment Company - 6,192 shares	86,767	44,770
	RS Partners Fund	Investment Company - 17,475 shares	508,974	314,546
	Columbia Acorn Select Fund	Investment Company - 72,859 shares	1,980,170	1,025,130
	Columbia Conservative High Yield Z	Investment Company - 1,435 shares	11,285	8,596
	Domini Social Equity	Investment Company - 5,390 shares	62,802	33,794
	AIM Basic Value	Investment Company - 907 shares	24,798	12,276
	Neuberger Berman International Fund -Trust Class	Investment Company - 23,882 shares	598,393	290,172
	Calvert Social Investment Bond	Investment Company - 73,893 shares	1,157,194	1,049,275

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Calvert Social Investment Fund Equity	Investment Company - 1,006 shares	25,233	24,347
	Managers Special Equity Institutional	Investment Company - 2,728 shares	197,365	83,370
	Templeton Foreign Advisor	Investment Company - 3,411,429 shares	36,153,603	14,976,172
	American Century Small Company Institutional	Investment Company - 35,224 shares	350,719	181,404
	Rainier Small Mid Cap Equity	Investment Company - 77,107 shares	3,092,840	1,583,776
	Neuberger Berman Focus Fund Investor	Investment Company - 8,198 shares	232,565	112,480
	Artisan Small Cap Fund	Investment Company - 11,258 shares	212,056	106,611
	Legg Mason Partners Aggressive Growth	Investment Company - 1,820 shares	157,665	129,373
	Lord Abbett Affiliated	Investment Company - 40,284 shares	536,657	347,252
	Neuberger Berman Socially Responsive	Investment Company - 12,113 shares	317,690	193,197
	Loomis Sayles Small Cap Value	Investment Company - 8,731 shares	230,013	145,541
	Wells Fargo Advantage C&B Mid Cap Value	Investment Company - 9,576 shares	187,024	100,741
	CRM Mid Cap Value Institutional	Investment Company - 41,949 shares	1,163,676	794,925
	Western Asset Core Plus Institutional	Investment Company - 3,487 shares	35,585	30,269
	AIM Mid Cap Core Equity	Investment Company - 12,674 shares	273,690	211,272
	Lord Abbett Small Cap Blend	Investment Company - 13,523 shares	228,938	150,376
	Touchstone Sands Capital Select Growth	Investment Company - 13,678 shares	111,943	64,973
	RS Value Fund	Investment Company - 14,271 shares	360,119	213,929
	Phoenix Mid Cap Value Fund-Class A	Investment Company - 14,432 shares	358,726	205,074
	Neuberger Berman Regency Trust	Investment Company - 4,155 shares	54,970	30,370
	Hartford Growth Y	Investment Company - 8,475 shares	151,626	97,289
	Hartford International Capital Appreciation Fund	Investment Company - 12,716 shares	182,740	87,743
	Hartford Small Cap Growth Y	Investment Company - 1,400 shares	36,141	24,852
	American Century Large Company Value	Investment Company - 20,450 shares	155,030	87,732
	Calvert New Vision Small Cap	Investment Company - 4,364 shares	77,622	50,707
	Templeton Developing Markets Trust	Investment Company - 88,259 shares	2,461,701	1,133,245
	Royce Total Return	Investment Company - 16,691 shares	233,779	145,212

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value	
	Cash with Interest Contract Carriers				
	Natixis Financial Products	Actively Managed Global Wrap**		229,726	
	Wrapper Contract 1203-03; 4.77%	Fair Market Value		199,555,131	***
	Total Contract Value		$ 199,784,857	$ 199,784,857	
	Chase Manhattan Bank	Actively Managed Global Wrap**		229,159	
	Wrapper Contract AMarathon-02-07; 4.15%	Fair Market Value		199,555,132	***
	Total Contract Value		199,784,291	199,784,291	
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**		252,373	
	Wrapper Contract 107029; 4.15%	Fair Market Value		199,555,132	***
	Total Contract Value		199,807,505	199,807,505	
	Rabobank Nederland	Actively Managed Global Wrap**		229,696	
	Wrapper Contract MTH040701; 4.10%	Fair Market Value		199,555,131	***
	Total Contract Value		199,784,829	199,784,827	
*	Fidelity Management Trust Company Variable interest rate - 4.52% as of 12/31/08	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	122,092,774	122,092,774	
*	Fidelity Management Trust Company Interest rates range from 4.00%-8.25% due 1/1/09 - 12/31/2013	Loans to Plan Participants	-	34,580,167	
	Totals		$ 2,337,771,603	$ 1,987,207,086	

* Indicates party-in-interest.

** A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology.
Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

*** Pages 24 thru 40 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	$ -	$ 272,541
	ANZ NATL INTL 6.2 7/19/13 144A			1,080,635
	ACE 03-HS1 M1 1ML+75 6/33			2,752
	ABCMT 07-A2 A2 5% 3/13			3,846,066
	AMCAR 04-DF A4 3.43 7/11			544,862
	AMCAR 05-CF A4 4.63 6/12			1,342,829
	AMCAR 06-1 B 5.2 3/11			122,781
	APART 07-1 B 5.35% 3/11			312,668
	APART 07-2M A3A 5.22% 4/10			693,308
	AMCAR 06-BG A4 5.21% 9/13			919,966
	BP CAP MARKETS 5.25% 11/07/13			890,884
	BACM 04-6 XP CSTR 12/42			91,672
	BACM 2003-2 A2 4.342 3/41			1,179,453
	BACM 05-3 A3B CSTR 7/43			1,275,975
	BACM 05-3 XP CSTR 7/43			226,942
	BACM 04-4 A3 4.128% 7/42			1,166,847
	BACM 05-4 A1 4.432 7/45			460,752
	BACM 04-5 XP CSTR 11/41			127,917
	BACM 05-4 XP CSTR 7/45			69,782
	BACM 05-5 A1 4.716 8/10			1,021,458
	BACM 05-5 XP CSTR 10/45			83,218
	BACM 05-6 A1 5.001 9/47			619,952
	BOAMS 04-J 2A1 CSTR 11/34			403,270
	BOAMS 05-E 2A7 CSTR 6/35			615,939
	BACM 06-6 XP CSTR 10/45			354,729
	BACM 2006-4 A1 CSTR 5/11			246,364
	BACM 2006-4 XP CSTR 7/46			583,852

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	BACM 06-5 A1 5.185% 7/11	Actively Managed Global Wrap Underlying Investments	$ -	$ 412,638
	BANK OF NEW YORK 4.95 1/14/11			1,156,395
	BANK NY MELLO GLB 4.95 11/12			1,059,340
	BOIT 04-B2 B2 4.37% 4/12			2,122,646
	BAYERISCHE LAND 5.65% 2/01/09			3,284,889
	BAYC 04-1 A 1ML+36 4/34			297,934
	BAYC 04-1 M1 1ML+56 4/34			18,206
	BAYC 04-2 A 1ML+43 8/34			306,822
	BAYC 04-2 M1 1ML+58 8/34			86,395
	BAYC 04-3 M1 1ML+50 1/35			60,131
	BSCMS 04-ESA A3 4.741% 5/16			1,373,370
	BSCMS 04-ESA B 4.888% 5/16			616,886
	BSCMS 04-ESA C 4.937% 5/16			2,096,832
	BSCMS 04-ESA D 4.986% 5/16			250,868
	BSCMS 04-ESA E 5.064% 5/16			3,614,658
	BSCMS 04-PWR5 A2 4.254 7/42			947,578
	BSCMS 04-PWR5 X2 CSTR 7/42			138,631
	BSCMS 04-T16 A3 4.03 2/46			2,222,892
	BSCMS 03-T12 X2 CSTR 8/39			36,600
	BSCMS 04-PWR6 X2 CSTR 11/41			90,890
	BSCMS 05-PWR9 A1 4.498 9/42			933,773
	BSCMS 05-T20 A1 4.94% 10/42			728,993
	BSCMS 07-PW15 A1 5.016% 2/44			79,341
	BSCMS 2007-PW15 X2 CSTR 2/44			584,815
	BSCMS 07-T26 X2 CSTR 1/12/45			233,546
	BSCMS 2007-T28 A1 5.422% 9/42			431,739
	BERKSHIRE HATHAWAY 4.6 5/15/13			2,112,303

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	BRHEA 05-4 A5 4.91 12/40	Actively Managed Global Wrap Underlying Investments	$ -	$ 940,818
	BRHEA 06-A A2R 5.03% 12/41			3,636,340
	CITEC 06-VT2 A4 5.05% 4/20/14			1,862,579
	COMM 05-C6 XP CSTR 6/44			111,351
	CPS 06-C A3 5.14% 1/11			249,248
	CPS 07-B A3 5.47% 11/11			689,884
	CWL 04-4 A 1ML+37.5 8/34			27,484
	CWHL 05-HYB3 2A6B CSTR 6/35			251,412
	CARAT 07-SN1 B 5.52% 3/15/11			241,408
	CARAT 2006-SN1A A4A 5.32% 3/10			1,192,670
	COAFT 05-C A4A 4.71 6/12			1,891,501
	COMET 04-B6 B6 4.155 7/12			1,767,127
	COMET 07-B3 B3 5.05% 3/13			3,877,733
	COMET 07-B5 B5 5.4% 5/13			1,737,397
	COPAR 05-1 B 4.58 8/15/12			1,320,503
	COPAR 06-2 A4 4.94% 7/12			780,964
	CTCDO 04-1A A2 1ML+45 7/39			145,972
	CTCDO 04-1A B 1ML+75 7/39			42,117
	CFAT 2006-A A3 5.57% 5/10			106,206
	CFAT 2006-A A4 5.62% 8/11			2,917,657
	CHASE 07-A2 2A1 CSTR 7/37			80,844
	CCCIT 06-B2 B2 5.15% 3/11			2,200,012
	CCCIT 07-B2 B2 5% 4/12			4,303,289
	CCCIT 07-B6 B6 5% 11/12			1,697,788
	CGCMT 04-C2 XP CSTR 10/41			127,448
	CGCMT 05-EMG A2 4.2211 9/51			553,072
	CWCI 07-C2 A1 CSTR 9/11			477,145

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	COMM 06-C8 A1 5.11% 12/46	Actively Managed Global Wrap Underlying Investments	$ -	$ 653,560
	COMM 06-C8 XP CSTR 12/46			911,832
	COMM 04-LB4A XP CSTR 10/37			230,003
	COMM 05-LP5 XP CSTR 5/43			84,586
	CPS 2006-B A3 5.73% 6/16			97,768
	CPS 06-D A3 5.157% 05/11			1,328,421
	CPS 06-D A4 5.115% 08/13			1,588,949
	CREDIT SUISSE NY 5% 5/15/13			3,097,317
	CSFB 00-C1 A2 7.545 4/62			3,002,343
	CSFB 2002-CP5 A1 4.106 12/35			643,019
	CSFB 03-C4 A3 CSTR 8/36			913,773
	CSFB 04-C1 A3 4.321 1/37			805,832
	CSFB 04-C4 ASP CSTR 10/39			123,649
	CSMC 07-C3 A1 CSTR 6/39			351,428
	CSMC 06-C5 ASP CSTR 12/39			812,668
	CSMC 07-C1 A1 5.227 2/40			371,286
	CSMC 07-C2 A1 5.237 1/49			302,673
	CSFB 05-C1 ASP CSTR 2/38			106,782
	CSFB 05-C2 ASP CSTR 4/37			152,772
	DBS BK LTD 5.125/VAR 5/17 144A			3,664,265
	DLJCM 00-CF1 A1B 7.62 6/33			1,384,965
	DRT 00-1A A2 6.971% 3/10			69,194
	DRVT 2006-A A3 5.501% 11/11			589,251
	FHLG 15YR 5.00% 5/14 #E77225			12,435
	FHLG 15YR 5.00% 6/14 #E77373			100,278
	FHLM ARM 4.889% 3/33 #847126			20,767
	FHLM ARM 4.314% 12/34 #1B2670			128,614

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 4.22% 2/35 #1B2747	Actively Managed Global Wrap Underlying Investments	$ -	$ 786,255
	FHLM ARM 4.63% 3/35 #1B2811			498,710
	FHLM ARM 4.497% 6/35 #1B2907			146,672
	FHLM ARM 4.68% 1/36 #847584			194,766
	FHLM ARM 5.084% 8/35 #1J0005			183,090
	FHLG 7.50% 7/34 #G02115			2,031,531
	FHLG 15YR 5.00% 3/19 #G13052			3,410,324
	FHLM ARM 4.55% 2/35 #1G0068			248,231
	FHLM ARM 4.401% 2/35 #1G0103			388,532
	FHLM ARM 4.37% 3/35 #1G0125			194,092
	FHLM ARM 4.444% 3/35 #1G0133			156,631
	FHLM ARM 4.504% 3/35 #1G0145			125,229
	FHLM ARM 4.941% 11/35 #1J1228			495,790
	FHLM ARM 5.26% 1/36 #1J1274			462,319
	FHLM ARM 5.88% 4/36 #1J1279			891,762
	FHLM ARM 4.93% 9/35 #1K1215			576,145
	FHLM ARM 5.78% 10/35 #1N0063			142,661
	FHLM ARM 5.37% 12/35 #1N0106			614,382
	FHLM ARM 5.62% 12/35 #1N0117			648,386
	FHLM ARM 5.775% 1/37 #1N1446			681,875
	FHLM ARM 5.87% 1/36 #1H2593			277,071
	FHLM ARM 5.15% 8/36 #1B7241			350,279
	FHLM ARM 5.85% 1/36 #1G1803			1,125,419
	FHLM ARM 5.34% 6/35 #1L0097			330,720
	FHLM ARM 4.83% 11/35 #1Q0166			707,192
	FHLM ARM 5.74% 7/37 #1Q0287			378,691
	FHLG 15YR 5.50% 4/18 #G11389			1,341,157

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 4.22% 2/35 #1B2747	Actively Managed Global Wrap Underlying Investments	$ -	$ 786,255
	FHLM ARM 4.63% 3/35 #1B2811			498,710
	FHLM ARM 4.497% 6/35 #1B2907			146,672
	FHLM ARM 4.68% 1/36 #847584			194,766
	FHLM ARM 5.084% 8/35 #1J0005			183,090
	FHLG 7.50% 7/34 #G02115			2,031,531
	FHLG 15YR 5.00% 3/19 #G13052			3,410,324
	FHLM ARM 4.55% 2/35 #1G0068			248,231
	FHLM ARM 4.401% 2/35 #1G0103			388,532
	FHLM ARM 4.37% 3/35 #1G0125			194,092
	FHLM ARM 4.444% 3/35 #1G0133			156,631
	FHLM ARM 4.504% 3/35 #1G0145			125,229
	FHLM ARM 4.941% 11/35 #1J1228			495,790
	FHLM ARM 5.26% 1/36 #1J1274			462,319
	FHLM ARM 5.88% 4/36 #1J1279			891,762
	FHLM ARM 4.93% 9/35 #1K1215			576,145
	FHLM ARM 5.78% 10/35 #1N0063			142,661
	FHLM ARM 5.37% 12/35 #1N0106			614,382
	FHLM ARM 5.62% 12/35 #1N0117			648,386
	FHLM ARM 5.775% 1/37 #1N1446			681,875
	FHLM ARM 5.87% 1/36 #1H2593			277,071
	FHLM ARM 5.15% 8/36 #1B7241			350,279
	FHLM ARM 5.85% 1/36 #1G1803			1,125,419
	FHLM ARM 5.34% 6/35 #1L0097			330,720
	FHLM ARM 4.83% 11/35 #1Q0166			707,192
	FHLM ARM 5.74% 7/37 #1Q0287			378,691
	FHLG 15YR 5.50% 4/18 #G11389			1,341,157

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHR 2417 EH 6% 2/17	Actively Managed Global Wrap Underlying Investments	$ -	$ 295,641
	FHR 2394 KD 6% 12/16			512,211
	FHLM ARM 4.441% 2/34 #781229			90,456
	FHLM ARM 4.30% 11/34 #782877			435,719
	FHLM ARM 4.232% 1/35 #782988			171,811
	FHLM ARM 4.60% 2/35 #783028			410,952
	FHLM ARM 4.434% 2/35 #783032			165,375
	FHLM ARM 4.307% 3/35 #783067			82,669
	FHLM ARM 4.42% 4/35 #783096			645,375
	FHLM ARM 4.74% 4/35 #783104			766,789
	FNMA DN 0% 9/25/09			9,361,798
	FNMA 5 10/15/11			3,623,206
	FNMA 5% 2/16/12			4,686,938
	FNMA 15YR 7.00% 11/14 #252920			5,894
	FNMA 15YR 7.00% 2/15 #253033			787,910
	FNMA 15YR 7.00% 9/15 #253430			4,633
	FNMA 15YR 6.50% 11/11 #323141			124,769
	FNMA 15YR 6.50% 10/13 #323321			991,348
	FNMA 15YR 6.50% 6/14 #323794			409,423
	FNMA 15YR 7.00% 5/11 #344534			2,112
	FNMA 15YR 7.00% 5/13 #429018			5,800
	FNMA 15YR 6.50% 5/14 #492067			23,574
	FNMA 15YR 7.00% 4/15 #532552			3,117
	FNMA 15YR 7.00% 1/16 #535675			45,955
	FNMA 15YR 7.00% 6/17 #545928			50,216
	FNMA 15YR 6.50% 12/13 #545950			77,495
	FNMA 15YR 7.00% 8/15 #549589			1,946

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.305% 8/33 #555696	Actively Managed Global Wrap Underlying Investments	$ -	$ 114,507
	FNMA ARM 4.38% 7/33 #555702			462,399
	FNMA 15YR 6.50% 6/15 #555720			192,338
	FNMA 15YR 7.00% 10/15 #556250			2,734
	FNMA 15YR 7.00% 8/16 #599824			27,463
	FNMA 15YR 6.50% 7/16 #613007			17,633
	FNMA 15YR 7.00% 1/17 #626726			72,787
	FNMA 15YR 7.00% 3/17 #635939			52,445
	FNMA 15YR 7.00% 3/17 #638317			96,893
	FNMA 15YR 7.00% 10/17 #665372			26,493
	FNR 2002-56 MC 5.5% 9/17			432,174
	FHR 2508 UL 5 12/16			474,124
	FNR 2004-7 J 4% 7/17			2,063,169
	FNMA 2.875% 12/11/13			9,396,971
	FNMA ARM 4.318% 3/33 #694530			49,348
	FNMA ARM 4.801% 2/33 #695019			71,067
	FNMA ARM 4.292% 3/33 #701296			31,347
	FNMA ARM 3.984% 5/33 #703915			21,671
	FNMA 15YR 6.50% 3/18 #705791			90,572
	FNMA ARM 4.079% 4/33 #708221			13,064
	FNMA ARM 4.57% 6/33 #712321			161,942
	FNMA ARM 5.12% 1/34 #725109			53,446
	FNMA ARM 4.862% 9/34 #725855			118,343
	FNMA ARM 4.832% 8/34 #725858			55,998
	FNMA ARM 4.409% 10/34 #725968			431,273
	FNMA 15YR 4.00% 8/18 #728852			1,669,423
	FNMA ARM 5.229% 8/33 #735030			90,452

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.115% 2/35 #735343	Actively Managed Global Wrap Underlying Investments	$ -	$ 19,461
	FNMA ARM 4.319% 5/35 #735538			62,502
	FNMA ARM 4.66% 7/35 #735942			409,792
	FNMA ARM 4.898% 10/35 #745060			200,906
	FNMA ARM 5.01% 11/35 #745124			405,562
	FNMA ARM 5.51% 4/36 #745672			603,721
	FNMA ARM 5.45% 5/36 #745676			548,347
	FNMA ARM 4.64% 9/35 #745773			423,047
	FNMA ARM 5.541% 11/36 #745972			543,899
	FNMA ARM 3.753% 10/33 #746320			70,454
	FNMA ARM 4.055% 10/18 #749296			41,585
	FNMA ARM 4.358% 10/33 #754672			30,433
	FNMA ARM 3.752% 10/33 #755148			89,337
	FNMA ARM 4.321% 2/35 #773246			546,001
	FNMA ARM 4.38% 3/35 #773264			311,486
	FNMA ARM 4.455% 3/35 #773281			153,372
	FNMA ARM 4.351 1/35 #783580			117,036
	FNMA ARM 4.499% 3/35 #783587			341,867
	FNMA ARM 4.876% 7/34 #785318			320,787
	FNMA ARM 4.85% 8/34 #790089			218,669
	FNMA ARM 5.106% 9/34 #790762			84,908
	FNMA ARM 4.82% 8/34 #793420			399,497
	FNMA ARM 4.83% 9/34 #794244			237,398
	FNMA ARM 4.82% 9/34 #794465			177,843
	FNMA ARM 4.74% 10/34 #794794			457,324
	FNMA ARM 4.96% 8/34 #796988			290,605
	FNMA ARM 4.202% 1/35 #797418			185,230

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.67% 11/34 #799727	Actively Managed Global Wrap Underlying Investments	$ -	$ 275,980
	FNMA ARM 4.85% 11/34 #799812			236,038
	FNMA ARM 4.825% 12/34 #800297			205,266
	FNMA ARM 4.845% 12/34 #800335			82,451
	FNMA ARM 5.00% 9/34 #801341			1,128,117
	FNMA ARM 5.05% 7/34 #801635			37,067
	FNMA ARM 4.118% 1/35 #807221			67,385
	FNMA ARM 4.5% 2/35 #809429			893,886
	FNMA ARM 4.38% 2/35 #809593			613,964
	FNMA ARM 4.625% 2/35 #809931			258,504
	FNMA ARM 4.57% 2/35 #811803			52,659
	FNMA ARM 4.293% 3/35 #815586			51,225
	FNMA ARM 4.75% 5/35 #815626			170,222
	FNMA ARM 4.653% 3/35 #816322			14,138
	FNMA ARM 4.372% 4/35 #820407			33,321
	FNMA ARM 4.5% 5/35 #820996			68,045
	FNMA ARM 4.575% 7/35 #822002			171,221
	FNMA ARM 5.12% 6/35 #823810			187,264
	FNMA ARM 4.96% 6/35 #825388			481,297
	FNMA ARM 4.796% 8/35 #825485			229,973
	FNMA ARM 4.302% 1/35 #827592			90,907
	FNMA ARM 5.10% 5/35 #827782			239,327
	FNMA ARM 4.520% 8/35 #829603			152,343
	FNMA ARM 5.203% 6/35 #830605			329,037
	FNMA ARM 4.555% 7/35 #832099			281,989
	FNMA ARM 4.71% 8/35 #834548			3,128,377
	FNMA ARM 5.344% 7/35 #834917			34,522

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 5.04% 7/35 #834931	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,098,427
	FNMA ARM 5.101% 7/35 #841837			396,852
	FNMA ARM 5.349% 12/34 #843013			107,349
	FNMA ARM 5.280% 3/35 #843014			41,026
	FNMA ARM 5.16% 9/35 #843021			1,659,575
	FNMA ARM 4.69% 11/35 #844061			528,376
	FNMA ARM 5.23% 12/35 #846701			699,303
	FNMA ARM 4.893% 10/35 #847787			188,363
	FNMA ARM 5.32% 1/36 #850852			750,955
	FNMA ARM 5.409% 2/36 #865319			106,381
	FNMA ARM 5.839% 1/36 #879146			605,888
	FNMA ARM 5.40% 11/35 #879153			450,506
	FNMA ARM 5.80% 3/36 #881670			272,800
	FNMA ARM 5.79% 3/36 #881956			1,070,412
	FNMA ARM 6.25% 6/36 #886983			78,752
	FNMA ARM 4.56% 5/35 #888115			1,399,132
	FNMA ARM 4.86% 7/35 #888382			966,665
	FNMA ARM 5.07% 9/36 #888398			2,025,308
	FNMA 15YR 4.50% 12/18 #888889			3,181,379
	FNMA ARM 5.08% 9/36 #889945			156,579
	FNMA ARM 4.21% 5/35 #889946			889,512
	FNMA ARM 5.57% 5/36 #891228			1,148,131
	FNMA ARM 5.53% 5/36 #896468			256,815
	FNMA ARM 5.50% 5/36 #896475			506,117
	FNMA ARM 4.90% 2/36 #995015			8,551,713
	FNMA ARM 4.59% 7/35 #995016			2,107,271
	FNMA ARM 4.30% 2/35 #995017			1,079,724

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.987% #995269	Actively Managed Global Wrap Underlying Investments	$ -	$ 6,068,881
	FNMA ARM 4.785% 2/36 #995271			1,362,455
	FNMA ARM 4.898% 5/35 #995272			100,117
	FNMA ARM 4.58% 7/35 #995273			339,882
	FNMA ARM 4.765% 1/34 #995274			24,727
	FIAOT 06A A3 4.93 2/15/11			157,623
	FLEETBOSTON FIN 7.375% 12/1/09			1,451,268
	FORDO 07-A B 5.6% 10/12			238,846
	FHLT 04-A M1 1ML+55 1/34			367,524
	FHLT 04-1 M1 1ML+45 2/34			50,041
	FHLT 04-1 M2 1ML+50 2/34			106,292
	FHLT 04-1 M3 1ML+55 2/34			56,299
	FHLT 05-A M1 1ML+43 1/35			87,407
	GEMNT 07-1 B 4.95% 3/13			1,569,417
	GEMNT 2007-3 A2 5.4% 6/13			6,013,440
	GEMNT 2007-3 B 5.49% 6/13			1,633,173
	GECMC 07-C1 XP CSTR 12/49			298,651
	GMACC 04-C2 A2 CSTR 8/38			2,432,368
	GMACC 04-C3 X2 CSTR 12/41			99,058
	GMACC 05-C1 X2 CSTR 5/43			139,458
	GNII ARM 4.25% 7/34 #080991			304,595
	GSR 05-AR2 2A1 CSTR 4/35			407,240
	GECMC 04-C2 A2 4.119% 3/40			902,485
	GE CAP CP MTN 7.5% 6/15/09			1,936,481
	GEN ELEC CAP GLB 4.25 9/13/10			1,590,481
	GE CAP 5.2% 2/01/11			4,794,790

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	GCCFC 05-GG3 XP CSTR 8/42	Actively Managed Global Wrap Underlying Investments	$ -	$ 548,652
	GSALT 07-1 A3 5.39% 12/11			1,959,777
	HBOS PLC 5.625% 7/20/09 144A			609,366
	HSBC HLDGS GLB 7.5% 7/15/09 DT			841,187
	HAT 2006-2 A4 5.67% 6/13			1,316,858
	HAT 2006-3 A4 5.34% 9/13			1,913,922
	HMPT 99-HMTA B 7.3% 8/15			418,719
	HOUSEHOLD MTN 4.125% 11/16/09			1,752,874
	HAT 05-1 A4 4.35% 6/12			1,842,791
	HAT 07-1 A3 5.3% 11/11/11			933,576
	HAT 07-1 A4 5.33% 11/18/13			1,368,873
	HART 05-A B 4.2 2/12			376,058
	HART 06-1 B 5.29 11/12			69,081
	JPMCC 03-CB7 X2 CSTR 1/38			32,675
	JPMCC 04-CBX X2 CSTR 1/37			296,106
	JPMCC 04-C3 A2 4.223% 1/42			1,368,041
	JPMCC 05-LDP4 X2 CSTR 10/42			388,816
	JPMCC 2006-LDP9 A1 CSTR 5/47			750,239
	JPMMT 07-A1 1A1 CSTR 7/35			138,932
	JPMCC 07-LDP10 A-1 5.122% 1/49			341,595
	JPMCC 07-LDP10 BS CSTR 5/49			112,828
	JPMCC 07-LDP10 CS CSTR 5/49			43,639
	JACKSON NATL 5.375% 5/8/13 144			670,048
	JPMRT 2006-A A4 5.14% 12/14			1,314,921
	LBUBS 07-C1 A1 CSTR 2/15/40			307,177
	LBUBS 07-C1 XCP CSTR 2/40 IO			138,520
	LBUBS 07-C2 A1 5.226 2/40			276,042

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	LBUBS 07-C2 XCP CSTR 2/40	Actively Managed Global Wrap Underlying Investments	$ -	$ 615,010
	LBUBS 00-C3 A2 7.95 1/10			1,593,518
	LBUBS 00-C5 A2 6.51 12/26			3,475,577
	LBUBS 01-C2 A2 6.653 11/27			551,818
	LBUBS 04-C6 A2 4.187% 8/29			1,179,972
	LBUBS 04-C8 XCP CSTR 12/39			66,270
	LBUBS 04-C2 A3 3.973% 3/29			1,165,608
	LBUBS 05-C1 AAB CSTR 2/30			754,367
	LBUBS 2005-C3 XCP CSTR 7/40			1,132,569
	LBUBS 05-C5 XCP CSTR 9/40			674,372
	LBUBS 05-C7 XCP CSTR 11/40			298,343
	LBUBS 2006-C3 A1 5.478 3/39			399,326
	MLCFC 07-6 A1 5.175% 3/12/51			308,399
	MLCFC 2006-4 XP CSTR 12/49			1,600,342
	MVCOT 06-2A A 5.417% 10/28			300,757
	MVCOT 06-2A B 5.467% 10/28			57,044
	MARM 04-11 1A4 1ML+49 11/34			18,579
	MERRILL LYN MTN 4.125% 1/15/09			1,250,831
	MLMT 04-MKB1 A2 4.353% 2/42			933,018
	MLMT 04-KEY2 A2 4.166% 8/39			1,759,267
	MLMT 04-BPC1 XP CSTR 9/41			352,947
	MLMT 05-MKB2 XP CSTR 9/42			32,372
	MLMT 05-MCP1 XP CSTR 6/43			174,858
	MET LIFE GLBL 4.5% 5/5/10 144A			4,237,361
	MONUMENTAL GLBL 5.5% 4/13 144A			318,619
	MONUMENT GLBAL 4.375 7/09 144A			2,788,819
	MSC 04-HQ4 X2 CSTR 4/40			93,287

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	MSC 04-HQ3 A2 4.05 1/41	Actively Managed Global Wrap Underlying Investments	$ -	$ 545,774
	MSC 05-TOP17 X2 CSTR 12/41			125,870
	MSC 05-IQ9 X2 CSTR 7/56			249,370
	MSC 05-HQ5 X2 CSTR 1/42			70,807
	MSC 06-T21 A1 4.925 10/52			898,115
	MSC 2007-HQ11 A1 CSTR 2/44			522,233
	NATL AUST BK 5.35% 6/12/13 144			483,317
	NATL AUSTL BK A 8.6% 5/19/10			1,011,717
	NCSLT 2007-2 AIO 6.7% 7/12			533,431
	NCSLT 2006-2 AIO 6% 8/11			52,015
	NCSLT 04-2 AIO 9.75% 10/14			355,021
	NCSLT 05-1 AIO 6.75% 12/09			48,188
	NCSLT 05-2 AIO 7.73 3/12			92,361
	NCSLT 06-1 A-IO 5.5 4/11			223,530
	NCSLT 2006-3 AIO 7.1% 1/12			718,595
	NCSLT 06-4 AIO 6.35% 02/12			532,104
	NATIONWIDE BLD 4% 1/15/09			3,562,043
	NAVOT 05-A A4 4.43 1/14			890,454
	NY LIFE GLBL MTN 3.875 1/15/09			677,044
	NYLIFE GLB4.65% 5/9/13 144A			1,513,052
	NALT 2006-A A4 5.1% 7/12			3,158,728
	NORD 07-1A A 4.92 5/13 144A			3,123,264
	NEF 05-1 A5 4.74 10/45			948,555
	ONYX 05-B A4 4.34% 5/12			609,761
	PERF 05-2 A1 4.85 6/11			263,455
	PRES & FELLOWS 3.7% 4/1/13			3,674,133
	PRICOA GLB FDG 5.4% 10/12 144A			360,196

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	P&G INTL SCA 5.3% 7/6/09 144A	Actively Managed Global Wrap Underlying Investments	$ -	$ 3,547,056
	RAMP 04-SL2 A1I 6.5 10/16			45,086
	GMACM 05-AR5 1A1 CSTR 9/35			233,935
	SBC COMM GLBL 6.25 3/15/11			978,442
	SVOVM 05-A A 5.25 2/21			410,901
	SBM7 00-C3 A2 6.592 12/33			1,534,517
	SBM7 00-C1 A2 7.52 12/09			1,549,283
	SBM7 03-UP1 A 3.45% 4/32			164,521
	SCOTLAND INTL 7.7% 8/15/10144A			1,803,191
	SRFC 2006-1A A1 5.84% 5/18			439,525
	STARW 99-C1A B 6.92 2/14			322,343
	SASC 04-GEL1 A 1ML+36 2/34			26,971
	SASC 04-NP1 A 1ML+40 9/33			99,537
	TIAA GLOB MKTS 4.95% 7/13 144			1,796,258
	TAROT 2006-C A4 5.31% 5/13			1,312,431
	TAROT 2006-B A3 5.41% 8/11			634,892
	TAROT 2006-B A4 5.52% 11/12			937,748
	US BANCORP 4.5 7/29/10			878,542
	US BANCORP MTN 5.3% 4/28/09			733,981
	USTN 4.625% 8/31/11			9,254,529
	USTN 4.5% 4/30/12			68,981,140
	USTN 4.875% 6/30/12			15,962,485
	USTN 4.625% 7/31/12			30,784,305
	USTN 2.75% 2/28/13			44,498,382
	USTN 2.5% 3/31/13			16,879,545
	USTN TII .625% 4/15/13			4,304,438
	USTN 3.125% 9/30/13			12,614,266

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	USTN 2.75% 10/31/13	Actively Managed Global Wrap Underlying Investments	$ -	$ 7,312,356
	USTN 1.25% 11/30/10			97,967,254
	USTN 2% 11/30/13			50,465,024
	USTN 1.75% 11/15/11			11,937,081
	USTN 1.5% 12/31/13			8,778,426
	USTN 1.125% 12/15/11			67,887,297
	VWALT 2006-A A3 5.5% 9/09			145,826
	WAMU 2003-AR10 A7 CSTR 10/33			386,926
	WAMU 05-AR16 1A3 CSTR 12/35			647,981
	WBCMT 05-C22 A1 4.98 12/44			605,982
	WBCMT 05-C16 APB 4.692% 10/41			666,802
	WBCMT 03-C6 A2 4.498 8/35			665,430
	WBCMT 04-C14 A2 4.368 8/41			2,611,469
	WBCMT 05-C18 XP CSTR 4/42			141,717
	WBCMT 04-C15 XP CSTR 10/41			508,506
	WALOT 06-1 A-3 5.1 7/11			490,799
	WALOT 06-1 A-4 5.08% 4/12			759,645
	WALOT 06-2 B 5.29% 6/12			506,947
	WACHOVIA CORP 6.15% 3/15/09			538,793
	WALOT 07-1 B 5.38% 7/20/12			1,477,054
	WBCMT 07-C30 A1 5.031% 12/43			492,566
	WMMNT 2007-B1 B1 4.95% 3/14			2,598,851
	WMMNT 2007-A4A A4 5.2% 10/14			1,467,391
	WELLS FARGO 3.98 10/29/10			3,516,077
	WELLS FARGO 4.2% 1/15/10			1,998,930
	WELLS GLBL 6.45% 2/01/11			797,563
	WFMBS 05-AR4 2A2 CSTR 4/35			1,631,897

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	WFMBS 05-AR2 2A2 4.57% 3/35	Actively Managed Global Wrap Underlying Investments	$ -	$ 938,348
	WFMBS 05-AR10 2A2 CSTR 6/35			869,312
	WESTO 05-3 A4 4.39 5/13			895,765
	WESTO 05-3 B 4.50 5/13			518,619
	Total Fair Value of Underlying Investments			$ 798,220,526

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated June 26, 2009 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By ______________________________
Eileen M. Campbell, Plan Administrator

Dated: June 26, 2009